SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Scholastic Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

807066105

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mary Sue Robinson Morrill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,268,068

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,268,068

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,268,068

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Scholastic Corporation
	(b)	Address of Issuer's Principal Executive Offices 557 Broadway New York, New York 10012

Item 2.
	(a)	Name of Person Filing Mary Sue Robinson Morrill
	(b)	Address of Principal Business Office or, if none, Residence 140 Bunker Hill Road Salisbury, CT 06068
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 807066105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: (see Note to Item 4(a))

Includes (A) shares of Common Stock held by three trusts of which Mary Sue Robinson Morrill and her husband, William F. Morrill, are trustees, with shared voting and investment power with respect to such shares.  Also includes shares owned by (B) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share, and (C) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share.  The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis.  Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust.  Does not include 213,396 shares of Common Stock held in two trusts of which Mr. Morrill is trustee, for the benefit of the children of Ms. Morrill and of which Ms. Morrill has no voting or dispositive power and disclaims beneficial ownership.

	(b)	Percent of class: 8.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,268,068 (see Note to Item 4(a))
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,268,068 (see Note to Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Each of the trusts referred to in the Note to Item 4(a) above has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and/or Class A Stock referred to in the Note to Item 4(a) as being owned by it.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Mary Sue Robinson Morrill
Signature
Mary Sue Robinson Morrill
Name/Title